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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-69603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Drum Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4139 Via Marina, Suite 801
(No. and Street)

Marina del Rey	CA	90292
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clinton Galloway (310)8271628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, An Accountancy Corp
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd, Ste 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Clinton Galloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drum Capital Corp., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRUM CAPITAL CORPORATION

Table of Contents

ACKNOWLEDGMENT

State of California
County of Los Angeles)

On May 2, 2018 before me, Marc Colera, Notary Public
(insert name and title of the officer)

personally appeared Clinton Galloway,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MARC COLERA
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMMISSION # 2200183
MY COMM. EXPIRES JULY 31, 2021

Signature Marc Colera (Seal)

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the shareholder of Drum Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Drum Capital Corporation (the "Company") as of December 31, 2017, the related statement of operations, changes in shareholder equity and cash flow, for the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The supplemental information for the year ended December 31, 2017, Schedule I titled "Computation of Net Capital" under SEC Rule 240.15c3-1; Schedule II titled "Computation of Determination of Reserve Requirement (exemption)" under SEC Rule 240.15c3-3 and Schedule III titled "Information for Possession or Control Requirements (exemption)" under SEC Rule 240.15c3-3 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. Supplemental Information titled "Exemption Report" was subject to review procedures under SEC Rule 240.17a-5(d)(5) and information titled "SIPC assessment" were subject to the agreed upon procedures and exemption available under the applicable instructions of the Schedule of Assessment and Payments of the Securities Investor Protection Corporation in accordance with SEC Rule 240.17a-5(e)(4). Such supplemental information is the responsibility of the Company and its management. Our procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the information, including the form and content is presented in conformity with SEC Rule 20.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information, including exemptions is fairly stated, in all material respects, in relation to the financial statements as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As depicted in the financial statements, the Company has used cash in operations of $9,700 and has a net loss of $9,700. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management plans to continue to provide adequate capital to fund operations and meet its regulatory requirements until such time that operations begin. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Dave Banerjee C.P.A. an Accountancy Corporation
We have served as the Company's auditor since 2016.
Woodland Hills, CA
February 15, 2018

DRUM CAPITAL CORP

Statement of Financial Condition
December 31, 2017

ASSETS

Current Assets		
Checking/Savings		
Citizens Business Bank	$	67,584
Total Current Assets	$	67,584

LIABILITIES AND SHAREHOLDER EQUITY

Liabilites:		
Current Liabilities		
Accounts payable	$	3,000
Total liabilities	$	3,000
Shareholder equity :		
Common Stock, no par value, 1000 shares authorized, issued, and outstanding		88,000
Retained deficit		(13,716)
Net Loss		(9,700)
Total shareholder equity	$	64,584
Total liabilities and shareholder equity	$	67,584

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Statement of Operations
For the year ended December 31, 2017

REVENUE		
Gross revenue	$	-
Total revenue	$	-
EXPENSES:		
Accounting & Auditing	$	2,200
Insurance		850
FINRA Fees		1,850
Supplies		200
Professional Fees		3,500
Telephone Expense		300
Total expenses	$	8,900
Taxes		800
Net Ordinary Income	$	(9,700)
Net Loss	$	(9,700)

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2017

	Capital Stock	Retained Earnings (Accumulated Deficit)	Total Shareholder's Equity
Beginning balance January 1, 2017	$ 68,000	$ (13,716)	$ 54,284
Capital Contributions	20,000		20,000
Net Income (Loss)		(9,700)	(9,700)
Ending balance December 31, 2017	$ 88,000	$ (23,416)	$ 64,584

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP
Statement of Cash Flows
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(9,700)
Net cash used by Operating activities	$	(9,700)
FINANCING ACTIVITIES		
Capital Contribution		20,000
Net cash provided by Financing Activities	$	20,000
Net cash increases for period	$	10,300
Cash - beginning of year	$	57,284
Cash - end of period	$	67,584

The accompanying notes are an integral part of these financial statements

Note 1: Organization

Business Activity

Drum Capital Corporation (the "Company") a California Corporation was formed in June 2014. It was granted membership in the Financial Industry Regulatory Authority ("FINRA") as a limited broker-dealer in January 2016. The Company operates under the exemption provisions of the Securities and Exchange Commission (SEC) Rule15c3-3(k)(2)(i) which provide that it will not maintain margin accounts, will promptly transmit customer funds and deliver securities received, and will not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on real estate syndications, private capital formations and private placements exempt from registration. The Company does not underwrite securities or participate in the brokerage of publicly traded securities. The Company is a development stage company.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

Financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenues from the company's operations are recognized as earned. The services are considered earned upon the closing of a transaction in which the company is acting as a broker. A transaction is considered closed when the terms of the funds escrowed have been complied with and completed. The Company had no income in 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expense at the date of the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: Capital Requirement

The Company is subject to the Securities and Exchange Commission uniform net capital Rule SEC 15c3-1, requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. That capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the company had net capital of $64,584 of which $59,584 was in excess of the required minimum net capital per SEC Rule 15-c3-1. The Company had aggregate indebtedness in the amount of $3,000 which was used in computing the total net capital of the Company.

Note 4: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the company's credit worthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

Continued

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and financial instruments categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level I - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level II - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level III - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to the short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Note 5: Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in 2016 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 606 establishes the accounting standards codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the SEC issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

The Company has either evaluated or was currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has a limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: Provision for Taxes

The Company is a C corporation and is treated as an independent entity for federal income tax purposes. Minimum State tax liability is recorded at $800.

Note 7: Subordinated Liabilities

There were no liabilities subordinated to the claims of general creditors at any time during the year ended December 31, 2017. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by Rule 17a-5(d)(2) has not been presented for the year ended December 31, 2017.

Note 8: Commitments and Contingencies

As of the order date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the Company has made accruals as necessary. As a sole member of Drum Capital Corporation, the Company uses the home of Mr. Clinton Galloway, the Company's president and CEO as the main office. "Rent" payments and utility expenses are absorbed by Mr. Galloway.

Note 9: Shareholder Contributions

During 2017, sole shareholder made cash contributions to the Company in the amount of $20,000.

Note 10: Subsequent Events

These financial statements were approved by management and available for issuance on February 15, 2018. Subsequent events have been evaluated through this date.

DRUM CAPITAL CORP

Statement of Net Capital
Schedule I
For the year ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Stockholder's equity, December 31, 2017	$ 64,584	$ 64,584	$ -
Subtract - Non allowable assets:			
Other receivables	$ -	-	
Other asset	-	-	
Tentative net capital	$ 64,584	$ 64,584	-
Haircuts:			
NET CAPITAL	$ 64,584	$ 64,584	$ -
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	$ 59,584	$ 59,584	$ -
Aggregate indebtedness	$ 3,000	$ 3,000	$ -
Ratio of aggregate indebtedness to net capital	4.65%	4.65%	

There was no difference noted between the Focus report and audit.

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP
December 31, 2017

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Recnciliation

The Company is exempt from the Rule 17a-5(e)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c)of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements

Drum Capital Corporation

Dave Banerjee, CPA an Accountancy Corporation
21860 Burbank Blvd., Suite 150
Woodland Hills, CA 91367

January 26, 2018

Assertions Regarding Exemption Provisions

We, as principals of Drum Capital Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period starting January 1, 2017 to December 31, 2017

Drum Capital Corporation

By:

Clinton Galloway

Dave Banerjee CPA, an Accountancy Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Clinton Galloway, CEO
Drum Capital Corporation

We have reviewed management's statements, included in the accompanying Drum Capital Corporation Exemption Report in which (1) Drum Capital Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Drum Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Drum Capital Corporation, met the identified exemption provision throughout the most recent fiscal year without exception. Drum Capital Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corp

Dave Banerjee CPA, An Accountancy Corp.
We have served as the Company's auditor since 2016
Woodland Hills, California
February 15, 2018

2017

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2017

DRUM CAPITAL CORPORATION

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION